

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2020

**By E-Mail**

Andrew M. Freedman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

> **Re:**   **Collectors Universe, Inc.**
> **Soliciting Materials on Schedule 14A filed by Alta Fox Capital**
> **Management, LLC, Alta Fox Opportunities Fund, LP, Alta Fox SPV 1,**
> **LP, Alta Fox GenPar, LP, Alta Fox Equity, LLC, Patrick Connor Haley,**
> **Lorraine Bardeen, Damian L. Blazy, Judy Krandel, Susanne L. Meline,**
> **and Nathaniel S. Turner V.**
> **Filed on June 18, 2020**
> **File No. 001-34240**

Dear Mr. Freedman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

**Soliciting Materials**

1.  Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. With a view toward revised disclosure, provide support for your statement that you are offering "speed and certainty" in connection with your offer.

    - You "believe shares in CLCT are materially undervalued due to inadequate shareholder engagement, poor capital allocation, and a lack of digital innovation."

    - Your opinion that "CLCT's lack of innovation and margin improvement is primarily attributable to a complacent and disengaged Board that has not demonstrated or executed on a thoughtful capital allocation plan."

2.  You state that you "have a plan to increase intrinsic value to $100/share…" in the next three years. The inclusion of valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Valuation information must therefore be accompanied by disclosure which facilitates securityholders' understanding of the basis for and limitations of the valuation

information. If you choose to include the $100 figure in soliciting materials, you must include supporting disclosure of the kind described in Exchange Act Release No. 16833 (May 23, 1980). In addition, supplementally explain why your valuation is not so qualified and subject to such material limitations and qualifications as to make inclusion of the $100 figure unreasonable. We do not believe the information included in your solicitation materials provides sufficient support.

3. We note your references to the "minuscule" ownership the incumbent directors have in the company. Please confirm that in all future soliciting materials you will (i) clarify that none of your nominees own any shares in the company, (ii) explain whether the shares beneficially owned by Alta Fox are for its own account or that of its clients, and (iii) explain how this aspect of the perception of the alignment of interests will be addressed by your nominees given their lack of ownership of any shares in the company. If the shares beneficially owned by Alta Fox are attributable to its clients, please include Mr. Haley in disclosure addressing clauses (i) and (iii) above.

4. With a view toward revised future disclosure, please tell us what support you have for the availability and magnitude of market opportunities you describe in the first strategic path forward for the company.

5. With a view toward revised future disclosure, please tell us what support you have for the second strategic path forward for the company.

6. Similarly, provide supplemental support for your assertion that "[c]ustomer demand for CLCT's grading services far exceeds CLCT's current level of grading capacity."

7. On a related note to comment 2 above, provide us supplemental support for your estimates of the company's trading multiple of 25x of EPS target, of your 2023 EPS target of $2.01 and that digital alternatives in the grading business could be worth an incremental $50/share.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions